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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 8-A/A


                                 AMENDMENT NO. 3


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                            MARSH SUPERMARKETS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                 INDIANA                                         35-0918179
(State of incorporation or organization)                      (I.R.S. Employer
                                                             Identification No.)

        9800 CROSSPOINT BOULEVARD
          INDIANAPOLIS, INDIANA                                  46256-3350
(Address of Principal Executive Offices)                         (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]


Securities Act registration statement file number to which this form relates:

                                                      -------------------------
                                                           (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of Each Exchange on Which
Title of Each Class to be so Registered         Each Class is to be Registered
---------------------------------------         ------------------------------

                  N/A

Securities to be registered pursuant to Section 12(g) of the Act:

    SERIES A JUNIOR PARTICIPATING CUMULATIVE PREFERRED STOCK PURCHASE RIGHTS

                                (Title of class)



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         Marsh Supermarkets, Inc. is amending and restating its Registration
Statement on Form 8-A/A relating to its Series A Preferred Stock Purchase Rights filed with the Securities and Exchange Commission on May 31, 1991, as amended, in order to describe the securities in "plain English."

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On August 1, 1989, our board of directors approved the adoption of a rights agreement, commonly known as a "poison pill," between us and Merchants National Bank & Trust Company of Indianapolis. The rights agreement was amended on May 1, 1991 and amended and restated on December 24, 1998, substituting National City Bank as rights agent, among other changes. When we refer to the rights agreement in this registration statement, we are referring to it as amended and restated. The discussion below describes the rights agreement, but is not complete. You should read it together with the rights agreement. The rights agreement is attached to this document as Exhibit 1 and is incorporated herein by reference.

Issuance of Rights

         Under the rights agreement, we have issued and/or will issue the following stock purchase rights:

         - One right for each share of our common stock, no par value per share, outstanding at the close of business on August 11, 1989; and

         - One right will automatically attach to each share of common stock that we issue between August 11, 1989 and the time that the rights become exercisable.

         When a right is exercised, the holder will be entitled to purchase one one-hundredth of a share, referred to as a Unit, of Series A Junior Participating Cumulative Preferred Stock, $100 par value per share, from us at a purchase price of $65 per Unit. This price will be subject to adjustment under the terms of the rights agreement. The purchase price is payable in cash or by certified or bank check or bank draft payable to the order of Marsh.

Initial Exercise of Rights

         The rights will not be exercisable initially. Instead, the rights will be attached to and trade with all shares of our common stock outstanding as of, and issued after, August 11, 1989. The rights will separate from the common stock and become exercisable, after any of the following events occurs, this date being referred to as the distribution date:

         - ten days after we publicly announce that a person or group of affiliated or associated persons, other than us or any of our subsidiaries or our or our subsidiaries' employee benefit plans, which person or group will be referred to as an Acquiring Person, has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of any class of our common stock; or

         - ten days after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the then outstanding shares of any class of our common stock.

The date of the announcement in the first bullet point above is referred to as the Stock Acquisition Date.

         As soon as practicable after the rights become exercisable, we will mail out rights certificates to the holders of record of our common stock who are eligible to receive rights. After we mail the rights certificates, they alone will represent the rights.



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Right to Receive Shares Upon Exercise

         If a Person becomes the beneficial owner of 20% or more of the then outstanding shares of any class of our Common Stock, then each holder of a right will have the right to receive, upon exercise, shares of Class A common stock, or, in limited circumstances, other consideration, having a value of two times the exercise price of the right. The exercise price of the right will be equal to the purchase price ($65) multiplied by the number of Units of preferred stock issuable upon exercise of the right prior to the event described above.

         This section will not apply, however, to any rights that are or were beneficially owned by any Acquiring Person, which will be null and void after the event described above occurs.

Right to Receive Common Stock of Acquiring Person

         Under the circumstances set forth below and upon exercise of the rights, each right holder will have the right to receive common stock of the Acquiring Person with a value equal to two times the then current exercise price of the right. Each right holder will have the right contemplated by this paragraph if, at any time after a person has become an Acquiring Person:

         - We are acquired in a merger or other business combination and we are not the continuing or surviving corporation;

         - Any person effects a share exchange or merger with us and all or part of our common stock is converted into or exchanged for securities, cash or property of any other entity; or

         - We sell or transfer 50% or more of our assets or earning power.

Adjustments

         The purchase price and the number of shares of our preferred stock issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. Adjustments will occur in the following instances:

         - when a stock dividend is declared on, or there is a subdivision, combination or reclassification of, our preferred stock;

         - when holders of our preferred stock are granted rights or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock; or

         - upon distribution to the holders of the preferred stock of evidences of indebtedness or assets, excluding regular quarterly cash dividends, or of subscription rights or warrants, other than those referred to above.

         With some exceptions, the purchase price of the rights will not be adjusted until cumulative adjustments amount to at least 1% of the purchase price. We may, but are not obligated to, issue fractional shares.

Transfer and Expiration

         Until the distribution date,

         -        the rights will be evidenced by our common stock certificates;

         - new common stock certificates issued after August 11, 1989 will contain a notation incorporating the rights agreement by reference; and


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         -        the surrender for transfer of any stock certificate
                  representing outstanding common stock will also constitute the transfer of the rights associated with the common stock represented by that certificate.

         The rights will expire at the close of business on December 24, 2008 unless we redeem them earlier, as described below.

Redemption

         A majority of the Board of Directors may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash at any time until fifteen days after the Stock Acquisition Date. Once redeemed, the rights will terminate immediately. After redemption, the only right that the rights holders will have will be to receive the redemption price.

Amendments to Rights Agreement

         We can supplement or amend any of the provisions of the rights agreement at any time before the distribution date without the consent of the holders of the rights. After the distribution date, we can supplement or amend the provisions of the rights agreement without the consent of the holders of the rights in order to:

         -        cure any ambiguity, defect or inconsistency;

         - make changes that are consistent with the Board's objectives in adopting the rights agreement, except that as soon as any person becomes an Acquiring Person, no amendment may adversely affect the interests of rights holders; or

         - shorten or lengthen any time period under the rights agreement, except the time period governing redemption.

Additional Terms

         As of July 10, 2000, 4,040,308 share of our Class A Common Stock and 4,376,456 shares of our Class B Common Stock were issued and outstanding. Each outstanding share of our common stock has received one right. As of July 31, 2000, no shares of our preferred stock were issued and outstanding. A total of 100,000 shares of preferred stock have been designated as Series A Junior Participating Cumulative Preferred Stock, par value $100 per share, and are reserved for issuance upon exercise of the rights, subject to adjustment.

         Until a right is exercised, the holder, as such, will have no rights as a shareholder. This means the right holder will not have the right to vote or to receive dividends. The distribution of the rights will not be taxable to shareholders or to us. However, shareholders may, depending upon the circumstances, recognize taxable income if the rights become exercisable for shares of our preferred stock, or other consideration.

         The shares of preferred stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that we may issue. Also, these shares of preferred stock will have no voting rights.

         Each share of preferred stock will have a minimum preferential quarterly dividend rate of $9.00 per share. Each share of preferred stock will also be entitled to receive dividends at the same rate as dividends are paid on our common stock.


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         In the event of liquidation, the holder of a Unit of preferred stock will receive a preferred liquidation payment equal to $1.00 per Unit plus an amount equal to the amount paid with respect to a share of our common stock in excess of the preferred liquidation payout.

         Customary antidilution provisions protect the rights of holders of the preferred stock in the event of mergers and share exchanges and with respect to dividends, liquidation and voting.

         Because of the nature of the preferred stock's dividend and liquidation rights, the economic value of one Unit of preferred stock that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Potential Anti-Takeover Effects

         The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our Board of Directors, unless the offer is conditioned on the acquisition of a substantial number of rights. However, the rights should not interfere with any merger or other business combination approved by the Board of Directors since the rights may be redeemed by us at $.01 per right at any time on or prior to the fifteenth day after the Stock Acquisition Date. The rights are intended to encourage persons who may seek to acquire control of us to initiate the acquisition through negotiations with our Board of Directors. One effect of the rights, however, may be to discourage a third party from making a partial tender offer, attempting to obtain a substantial equity position, or seeking to obtain control of us. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

ITEM 2.  EXHIBITS.

Exhibit
   No.

1. Amended and Restated Rights Agreement, dated December 24, 1998, between Marsh Supermarkets, Inc. and National City Bank, as Rights Agent, including, Copy of Certificate of Designation, Preferences and Rights (Exhibit A), Form of Rights Certificate (Exhibit B) and Form of Summary of Rights (Exhibit C) (incorporated by reference to Exhibit 99.2 to Marsh Supermarkets, Inc.'s Current Report on Form 8-K, filed December 24, 1998).


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     MARSH SUPERMARKETS, INC.



                                     By: /s/ P. Lawrence Butt
                                         ---------------------------------------
                                         P. Lawrence Butt
                                         Senior Vice President, Counsel and
                                         Secretary

Dated:   August 8, 2000







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                                  EXHIBIT INDEX

1. Amended and Restated Rights Agreement, dated December 24, 1998, between Marsh Supermarkets, Inc. and National City Bank, as Rights Agent, including, Copy of Certificate of Designation, Preferences and Rights (Exhibit A), Form of Rights Certificate (Exhibit B) and Form of Summary of Rights (Exhibit C) (incorporated by reference to Exhibit 99.2 to Marsh Supermarkets, Inc.'s Current Report on Form 8-K, filed December 24, 1998).









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